Exhibit 99.2

SRK Consulting (Canada) Inc.
Suite 2200 - 1066 West Hastings Street
Vancouver, BC V6E 3X2
T: +1.604.681.4196
F: +1.604.687.5532
vancouver@srk.com www.srk.com

To:

Alberta Securities Commission

Autorite des marches financiers

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial and Consumer Affairs Authority

Office of the Superintendent of Securities Services, Newfoundland and Labrador

Toronto Stock Exchange

CONSENT OF QUALIFIED PERSON

I, Timothy J. Carew, do hereby consent to the public filing of the technical report entitled “Independent Technical Report for the Lithium Nevada Property, Nevada, USA” (the “Technical Report”) and any extracts from or a summary of the Technical Report dated June 02, 2016, with effective date May 31, 2016 and amended and restated December 15, 2017 by the issuer Lithium Americas Corp.

I have read and approved the press release of Lithium Americas Corporation, dated June 22, 2016 (the “Disclosure”) in which the findings of the Technical Report are disclosed. I further confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 15th day of January 2018.

/s/ “Timothy Carew”

Timothy J. Carew, P.Geo

Principal Consultant (Geology)

Local Offices:	Group Offices:
Saskatoon	Africa
Sudbury	Asia
Toronto	Australia
Vancouver	Europe
Yellowknife	North America
South America